VIA EDGAR

August 13, 2020

Pam Howell

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        one

Acceleration Request for Registration Statement on Form S-1

File No. 333-240203

Requested Date:            August 17, 2020

Requested Time:           4:00 p.m. Eastern Standard Time

Dear Ms. Powell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), one (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 17, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Daniel Espinoza at (650) 752-3152. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Espinoza, by email at despinoza@goodwinlaw.com.

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If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,

one

/s/ Kevin E. Hartz
Kevin E. Hartz
Chief Executive Officer

cc:	Troy B. Steckenrider III, Chief Financial Officer, one

Jocelyn Arel, Esq., Goodwin Procter LLP

Daniel Espinoza, Esq., Goodwin Procter LLP